Form 1
Page 1
Execution
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY)

OFFICIAL USE ONLY

COPY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   60 Broad St. 26th Floor, New York, NY 10004


14011226

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-943-2400 (Telephone) 212-509-3955 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Ronan Cahill, Senior Legal & Regulatory Associate, 212-897-8152
   (Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Michael J. Simon
   60 Broad Street, 26th Floor
   New York, NY 10004

7. Provide the date applicant's fiscal year ends: December 31, 2012
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/30/12 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C section 18-101 et. seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: ______ (MM/DD/YY) International Securities Exchange, LLC (Name of applicant)

By: [signature] (Signature) Ronan Cahill Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 23rd day of May (Month) 2014 (Year) by Joseph Ferraro, VP (Notary Public)

My Commission expires 1/16/15 County of NY State of NY

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

JOSEPH W FERRARO
Notary Public - State of New York
NO. 02FE6082166
Qualified in New York County
My Commission Expires 1/16/15



International Securities Exchange

May 23, 2014

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: International Securities Exchange, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the International Securities Exchange, LLC's ("ISE") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE's website:

Options

New Listings:
http://ise.com/newlistings
Delistings:
http://ise.com/delistings

http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

Index Options

Recent Index Changes:
http://ise.com/indexchanges
Index Settlement Values:
http://ise.com/indexsettlement

60 Broad Street, New York, NY 10004 TEL 212 943 2400 FAX 212 425 4926 www.ise.com

Legal & Regulatory

Regulatory Information Circulars:
  http://www.ise.com/rics
Rules:
  http://www.ise.com/rules

Marketing Material

Press Releases:

  www.ise.com/press
Publications:
  http://www.ise.com/publications

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,



Ronan Cahill
Senior Legal & Regulatory Associate

Exhibit M

Terminated Members:

OCTEG, LLC
454 Washington Boulevard
Jersey City, NJ 07310
Contact: Matthew Datre (201) 386-2891
Electronic Access Member & Competitive Market Maker
Electronic Access Member

Tibra Trading Americas, LLC
Suite 5400, 311 South Wacker Drive
Chicago, IL 60606
Contact: Kim Firth (312) 858-6542
Electronic Access Member & Competitive Market Maker
Electronic Access Member

FedEx®
xpress



To: Grobbel, Christoph
Department: HQ/TM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1

Urgent

Package Type:
Sender Name:

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1001899983490002054900770083017155
5/27/2014 9:07:28 AM

From: (212) 897-8152
Ronan Cahill

60 Broad Street

New York, NY 10004

Origin ID: SX

J14101402070326

SHIP TO: (202) 551-5658 BILL SENDER

Chris Grobbel
US Securities & Exchange Commision
Office of Market Supervision
100 F Street NE, Mail Stop 6628
Washington, DC 20549



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TUE - 27 MAY 10:30A
PRIORITY OVERNIGHT

TRK# 7700 8301 7155
0201

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20549
DC-US
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